新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LTD.

Your Ref: ~~82-1775~~ 82-1755
Our Ref.: CSL/EL/WT/MKK/S20
In reply Please quote our reference number on the letter and envelope.

9 December 2002

02060513

02 DEC 11 AM 9:12

Securities & Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY COURIER

Dears Sirs

SUPPL

Re: Sun Hung Kai Properties Limited ("the Company")

We are pleased to enclose for your attention the following documents:

1. certified extract of the ordinary resolutions Nos. 5 to 7 passed at the Annual General Meeting held on 5 December 2002; and

2. certified minutes of the Extraordinary General Meeting ("EGM") held on 5 December 2002.

This is to comply with the requirements pursuant to Rule 12g 3-2(b) of the Securities Exchange Act of 1934, bringing your files of the Company up to date.

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

Yours faithfully

Ernest Lai
Company Secretary

dlw 12/18

Enc

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一　圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com.hk　電子郵件：shkp@shkp.com.hk
45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111　FAX: 2827 2862
WEBSITE: http://www.shkp.com.hk　E-MAIL: shkp@shkp.com.hk
IA179/3000/P/06-01/MK

Certified True Copy
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED
.... Secretary

SUN HUNG KAI PROPERTIES LIMITED

MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD AT 53rd FLOOR, SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG ON THURSDAY, 5 DECEMBER 2002 IMMEDIATELY AFTER THE CLOSE OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT THE SAME PLACE AND ON THE SAME DATE AT 12:30 p.m.

PRESENT :
Mr. KWOK Ping-sheung, Walter
Mr. KWOK Ping-kwong, Thomas
Mr. KWOK Ping-luen, Raymond
Sir Sze-yuen CHUNG
Sir Po-Shing WOO
Mr. KWAN Cheuk-yin, William
Mr. LAW King-wan
Mr. CHAN Kai-ming
Mr. CHAN Kui-yuen, Thomas
Mr. KWONG Chun
Mr. WONG Yick-kam, Michael
Mr. WONG Chik-wing, Mike
Mr. SO Hing-woh, Victor

IN ATTENDANCE :
Mr. FONG Hup (Auditor)
Mr. LAI Ho-kai, Ernest (Secretary)
Shareholders as per attendance sheet attached.

CHAIRMAN :
Mr. KWOK Ping-sheung, Walter presided as Chairman of the meeting

Notice convening the Extraordinary General Meeting was taken as read.

IT WAS PROPOSED, DULY SECONDED AND RESOLVED to pass the following resolution as special resolution:-

SPECIAL RESOLUTION

1. "THAT the regulations contained in the document marked "A" produced to the meeting and, for the purpose of identification, signed by the Chairman hereof, be and are hereby adopted as the articles of association of the Company to the exclusion of and in substitution for all the existing articles of association of the Company."

IT WAS PROPOSED, DULY SECONDED AND RESOLVED to pass the following resolutions as ordinary resolutions:-

ORDINARY RESOLUTIONS

2. "THAT conditional upon The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the share option scheme referred to in the circular dispatched to the shareholders on the same day as the Notice, the terms of which are set out in the printed document marked "B" now produced to the meeting and for the purpose of identification signed by the Chairman hereof ("the New SHKP Share Option Scheme"), the New SHKP Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the directors of the Company be authorised to grant options thereunder and to allot and issue shares pursuant to the New SHKP Share Option Scheme and take all such steps as may be necessary or desirable to implement the New SHKP Share Option Scheme."

3. "THAT the share option scheme of SUNeVision Holdings Ltd. ("SUNeVision") referred to in the circular dispatched to the shareholders on the same day as the Notice, the terms of which are set out in the printed document marked "C" now produced to the meeting and for the purpose of identification signed by the Chairman hereof ("the New SUNeVision Share Option Scheme"), the New SUNeVision Share Option Scheme be approved and adopted to be the share option scheme for SUNeVision."

4. "THAT conditional upon the resolution numbered (2) referred to as ordinary resolution in the Notice being passed and becoming unconditional, the existing share option scheme of the Company which was adopted by the Company on 20 November 1997 be terminated with effect from the date on which such resolution shall become unconditional."

5. "THAT conditional upon the resolution numbered (3) referred to as ordinary resolution in the Notice being passed and becoming unconditional, the existing share option scheme of SUNeVision which was adopted by SUNeVision on 29 February 2000 be terminated with effect from the date on which such resolution shall become unconditional."

There being no other business, the meeting was declared closed.

(Sd.) KWOK Ping-sheung, Walter
Chairman

Certified True Copy
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED
Secretary

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY RESOLUTIONS
OF
SUN HUNG KAI PROPERTIES LIMITED

PASSED ON THE 5th DAY OF DECEMBER, 2002

At the Annual General Meeting of the Company held at 53rd Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong on 5 December 2002 at 12:30 p.m., the following resolutions were passed as ordinary resolutions:-

"IT WAS PROPOSED, DULY SECONDED AND RESOLVED to pass the following resolutions as ordinary resolutions:-

5. THAT :-

(a) the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Codes on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution.

(c) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company; or

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by its Articles of Association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by passing of an ordinary resolution by the shareholders in general meeting.

6. THAT :-

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and warrants which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and warrants which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to, (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of :-

(aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly.

(d) for the purpose of this Resolution :-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of :-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by its Articles of Association or by the laws of Hong Kong to be held; or

(iii) the revocation or variation of the authority given to the Directors under this Resolution by passing of an ordinary resolution by the shareholders in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or legal or practical problems having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

7. THAT the Directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution No. 6 in the notice convening this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

(Sd.) KWOK Ping-sheung, Walter
Chairman